News From...	#2900, 330 –5th Avenue, S.W. Calgary, Alberta, Canada T2P 0L4 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: http://www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
COMPLETION OF CONTINUANCE AND ADOPTION OF NEW SHARE OPTION PLAN

TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta, Thursday, June 10, 2004 - TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce that it has today completed the continuance of the Company from the Province of British Columbia to the Province of Alberta. As well, the Company is pleased to announce that it has now adopted a new share option plan which was approved by disinterested shareholders of the Company, which permits the grant of options to acquire up to 10% of the issued and outstanding common shares of the Company at any given time.

TransGlobe Energy Corporation, headquartered in Calgary, Alberta, is an international explorer and producer of oil and gas. The Company has oil and gas production in Canada and in two projects in the Republic of Yemen. TransGlobe expects to continue production growth both in Canada and Yemen through an aggressive drilling and development program for the balance of 2004 and 2005. More information about TransGlobe and its projects can be found at www.trans-globe.com.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s/ David Ferguson	- or -
Lloyd W. Herrick, Vice President & C.O.O.

David C. Ferguson,	Executive Offices:
Vice President Finance & C.F.O.	#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com